Mail Stop 3010   June 17, 2009

Robert E. Mead
Chairman and Chief Executive Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive
Suite 120
Dallas, TX 75247

        Re: **Silverleaf Resorts, Inc.**
               Application for Qualification of Indenture on Form T-3
               Filed May 14, 2009
               File No. 022-28892

               Form 10-K for the year ended December 31, 2008
               Filed March 10, 2009
               File No. 001-13003

               Amendment to Form 10-K
               Filed June 15, 2009

Dear Mr. Mead:

        We have limited our review of your filings to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K and Amendment to Form 10-K for the year ended December 31, 2008

Item 9A Controls and Procedures

1. We note your response to our prior comment of June 9, 2009 and your analysis
    for the reasons why you omitted the Item 308T(a)(3) disclosures from your Form
    10-K along with your statement that the omission will not change management's
    conclusion regarding the effectiveness of your disclosure controls and procedures
    as of December 31, 2008. We also note that your 10-K amendment filed on June
    15, 2009 states that, "Based on [y]our evaluation as of December 31, 2008 …
    [y]our disclosure controls and procedures were effective as of December 31,
    2008." It is unclear how you have reached this conclusion in your Form 10-K
    amendment, in light of the omission of the Item 308T(a)(3) disclosures. Please
    revise your 10-K disclosure to provide management's current assessment of the
    effectiveness of your disclosure controls and procedures at December 31, 2008, in
    light of the omission. Please also explain what actions the company or
    management has taken to resolve the problem. If you continue to believe that the
    disclosure controls and procedures were effective as of December 31, 2008,
    please provide us a more detailed explanation/analysis as to how you reached this
    conclusion.

                              * * * * * * * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filing to be certain that the filing includes all information required under
the Trust Indenture Act of 1939 and the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.

    In the event the company requests acceleration of the effective date of the pending
application for qualification, it should furnish a letter, at the time of such request,
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare
  the filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

Robert E. Mead
Chairman and Chief Executive Officer
Silverleaf Resorts, Inc.
June 17, 2009
Page 3

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the application for qualification as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933, and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above application for qualification. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: David N. Reed, Esquire